

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 16, 2011

Ms. Connie Cook
Treasurer
Arabian American Development Company
P.O. Box 1636
Silsbee, TX 77656

> **Re:** **Arabian American Development Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010, Amended February 22, 2011**
> **File No. 1-33926**

Dear Ms. Cook:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director